                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: Preliminary results at 31 December 2009 illustrated to the Board of Directors. These results have not been submitted to the Board of Directors pending a clearer evaluation of the TI Sparkle situation.

TELECOM ITALIA GROUP PRELIMINARY RESULTS

GROUP ORGANIC EBITDA: 11.3 BILLION EURO, SUBSTANTIALLY IN LINE WITH PREVIOUS YEAR (-44 MILLION AGAINST 2008)

ORGANIC EBITDA MARGIN: 41.7%, +2.2 pp AGAINST 2008

ORGANIC EBITDA MARGIN Q4 2009: 38.9%, +3.3 pp ON THE PREVIOUS YEAR PERIOD

ORGANIC REVENUES: 27.2 BILLION EURO, -5.6% COMPARED WITH YEAR-END 2008

Domestic Market:

ORGANIC EBITDA TARGET EXCEEDED: 10.1 BILLION EURO (-204 MILLION AGAINST 2008);

ORGANIC EBITDA MARGIN: 46.5% (+2.3pp AGAINST 2008)

IN 2009 EFFICIENCIES ACHIEVED FOR AROUND 900 MILLION EURO IN LINE WITH 2009-2011 BUSINESS PLAN

Brazil:

ORGANIC EBITDA: 1.3 BILLION EURO (+9.6% COMPARED WITH 2008); IN LINE WITH ANNOUNCED TARGETS; EBITDA MARGIN: 25.7% (+2.3pp AGAINST 2008)

ADJUSTED NET FINANCIAL DEBT: AROUND 34 BILLION EURO DOWN ON 31 DECEMBER 2008 (34,526 MILLION EURO) AND COMPARED WITH 30 SEPTEMBER 2009; COST OF DEBT REDUCED TO 5.4% BY YEAR-END 2009

*****

SHAREHOLDERS' MEETING POSTPONED TO 29 APRIL 2010

*****

With regard to the capital increase of Telecom Italia Media, Telecom Italia gives its assurance that it will underwrite its own quota as well as any residual stake that might remain outstanding, to be subscribed by Telecom Italia S.p.A. This capital increase is intended to reinforce the company's balance sheet and will be used entirely to pay down intragroup debt.

As such the operation will have no impact on the Group's net financial position.

Milan, 25 February 2010

The Board of Directors of Telecom Italia, chaired by Gabriele Galateri di Genola, met today to examine what has emerged from legal inquiries into the court order against TI Sparkle and to examine the Group's preliminary results at 31 December 2009.

Franco Bernabè, CEO of Telecom Italia, said: “given the developments of the last two days, the Sparkle Board, taking a prudent approach, has decided not to proceed with the approval of its financial statements. It will need to examine the court order in full in order to produce an accurate assessment of the situation. Similar considerations have urged us to postpone discussion of the Parent's financial statements and the 3-year plan to the next Board Meeting on 25 March”.

“In any case I believe it is worth presenting these preliminary results which are highly satisfactory given the huge changes that the mobile business has undergone both in Italy and in Brazil; the Group's ability to recoup efficiency has enabled us to achieve our profitability targets and to look forward to 2010 with greater confidence. Robust cash generation will allow us to reinforce Telecom Italia's role as a leading player in technological development and bring us closer than ever to the customer's needs”.

SPARKLE CASE

With regard to events concerning Sparkle, a company 100% owned by Telecom Italia and the consequent legal proceedings, from an initial review of the more than 1,600 pages of the Sparkle court order it appears that the inquiries refer to a case already known which was the subject of internal inquiries and audits in July 2007.

The Board of Directors acknowledges the seriousness of the situation and has immediately decided:

-

to collaborate as fully as possible with the judicial authorities in their investigations;

-

to engage top level legal advisers to study the court order.

These measures are intended to enable us to act effectively and verify precisely and without delay any eventual responsibility for past deeds and events.

TELECOM ITALIA GROUP PRELIMINARY RESULTS

Organic EBITDA came to €11,335 million, largely in line with 2008 (-44 million or -0.4%), the EBITDA margin rising to 41.7% of revenues (+2.2 pp on 2008).

This result was achieved partly thanks to the effectiveness of cash cost cutting (costs and capex) which has delivered efficiencies for around €900 million in the domestic market alone.

Organic EBITDA margin in Q4 2009 was 38.9%, +3.3 pp from the same period of 2008. Such performance is due to effective cost controls.

In the domestic market which includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), the EBITDA target was exceeded.

Organic EBITDA comes to €10.1 billion (-204 million, -2.0% on 2008), with an organic EBITDA margin of 46.5% (+2.3 pp against 2008).

In Brazil EBITDA targets were met, reaching €1.3 billion (+9.6% against 2008) with a margin of 25.7% (+2.3 pp against 2008).

With regard to revenues (€27,188 million in organic terms, down 5.6%) the trend reflects the Group's repositioning strategy away from handset sales (revenues -22.1%) to focus increasingly on services, where revenues fell by 4.2%.

Domestic market revenues came to €21.688 million, down 6.8% from 2008, impacted by a very competitive operating environment and the economic crisis. In particular, fixed-line business revenues fell by 1.8%, largely explained by the physiological reduction in both customer base and traffic volumes. As a consequence of the Group's new strategic orientation, which has led to a sharp contraction in revenues from handsets (-44% on 2008), Mobile Business revenues fell by 11.2%, partly as a result of the impact of the expected reduction in regulated interconnection rates, as well as the shrinking customer base seen mainly in the first half of the year.

In order to better represent the real picture of net financial debt, as early as June 2009 it was deemed necessary to introduce a new measure under the heading “adjusted net financial debt”. This item excludes the purely accounting, non-monetary effects stemming from the valuation at fair value of derivatives and related financial assets/liabilities. As a matter of fact, the valuation of derivative financial instruments, which are designed – among other things – to pre-set the exchange and interest rates of future variable contracts does not actually require any financial regulation.

Adjusted net financial debt stood at around €34 billion, down from 31 December 2008 (€34,526 million).

*******

INCREASE OF TI MEDIA SHARE CAPITAL

With regard to the capital increase of Telecom Italia Media, Telecom Italia gives its assurance that it will underwrite its own quota as well as any residual stake that might remain outstanding, to be subscribed by Telecom Italia S.p.A. This capital increase is intended to reinforce the company's balance sheet and will be used entirely to pay down intragroup debt.

As such the operation will have no impact on the Group's net financial position.

SHAREHOLDERS’ MEETING POSTPONED

Following the postponement of the approval of the financial statements (and all related matters), the Board of Directors has also postponed the Ordinary Shareholders' Meeting from 12 to 29 April, and as a result the possible dividend will be paid out on 27 May and the coupon detached on 24 May.

EMPLOYEE EQUITY SCHEME

The Board of Directors also decided right away, two initiatives for company employees. At the Shareholders’ Meeting the “Employee Stock Ownership Plan 2010-2014” and the “Long Term Incentive Plan 2010-2015” for selected managers will be presented.

The Employee Stock Ownership Plan 2010-2014 is designed to motivate staff to achieve the company's goals and reinforce a sense of belonging among employees. The scheme makes available a total 31,000,000 ordinary shares at a 10% discount off the market price, in instalments up to a maximum equivalent value of €3,000 per employee. Individuals who hold shares for one year, and providing they remain employees, will be granted one free bonus share for every three shares purchased. The scheme is reserved for Telecom Italia Group employees and will in due course be defined in detail by the Board of Directors, which might limit the offer to the issuer and to all or some of its subsidiary companies with offices in Italy.  The plan meets the conditions for favourable tax treatment under Art. 51 of the Consolidation Law on Income Tax (TUIR), but does not foresee lock-up. Employees who leave the scheme within three years of purchasing their shares or of receiving their bonus shares will forfeit any benefit.

The Long Term Incentives Plan is designed to align the interests of management more closely with those of the shareholders by allowing the beneficiary to participate in the opportunities and risks associated with the company's share price, at the same time enhancing their remuneration package with a longer term component, as is customary market practice.   The scheme foresees the award of a cash bonus based on the three-year performance of the company (2010-2012) measured against predetermined metrics. The beneficiary has the option of investing 50% of the bonus received in newly issued ordinary shares at the market price, for a maximum equivalent value of €5 million.  Those who hold onto shares for two years, and providing they remain employees, will be granted one bonus ordinary share for every share purchased. The plan is aimed at a select group of managers (maximum 120) who do not benefit from other long term incentives, as shall be defined in due course by the Board of Directors of Telecom Italia.

Full information regarding both schemes and the attribution of shares will be published as required by law.

*****

The Manager designate for the preparation of corporate accounting documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

The preliminary results for FY 2009 will be illustrated to the financial community during a conference call scheduled for 5pm (Italian time) by calling 0633168 (access code *0). For more information please visit www.telecomitalia.it/25febb2010. Please call +39 0633444551 or +39 06334844 if you experience any problems connecting.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 25th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager